September 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Amendment No.4 and 5 to Registration Statement on Form S-1
Filed August 20, 2010 and August 23, 2010
File No. 333-164860

We have reviewed the Commission’s comments to our Registration Statement on Form S-1 filed with the Commission on August 20, 2010 and August 23, 2010.  We have prepared our responses to the Commission’s comments. Our responses follow each of the Commission’s comments set forth below.

Form S-1

1.	We note your revised disclosure in response to prior comment 3. Please address the following:

•   Please clarify if the second $5,000 due from Lincoln Resources, Inc. has been paid, as it is now past September 6, 2010. Please also disclose whether the $10,000, if paid, was paid in cash or stock. In this regard, we note that Lincoln Resource's most recently filed financial statements for the period ended February 28, 2010 show a "zero" cash balance.

•   In terms of date of the addendum to your joint-venture agreement with Lincoln Resources, on pages 6, 31, 34 and 37 you refer to a July 20, 2010 amendment, as opposed to a June 25, 2010 amendment as filed in Exhibit 10.59. Please reconcile.

•   In regard to the Fawn property, please disclose if Silver Quest Resources Ltd. has or will be able to resume its work commitment before the first year anniversary. As it should now he available, please also disclose the total aggregate expenditures prior to the suspension.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 3, 25, 36, and 39.

Lincoln Resources, Inc. has satisfied its commitment, and we have been paid in full.  Payment was rendered in cash, not stock.  We have no knowledge of what resources Lincoln used to effect payment. We have no involvement whatsoever with Lincoln Resources other than our joint-venture on the Coronation Gold property, and we have no comment with regard to their undertakings.

With regard to the date of July 20, 2010 in our previous disclosure statement, that date was specified to indicate the most current date as of the filing of what was then Amendment No. 3 filed on July 21, 2010.  It was not meant to indicate the actual date the amendment with Lincoln was executed on.  We have revised our disclosure to remove any confusion.

With regard to the Fawn property joint-venture with Silver Quest Resources Ltd., an amendment to our agreement with Silver Quest has been signed as of September 13, 2010 to extend the work commitments by one year, in consideration of an additional payment of $25,000 USD.  A payment of $25,000 CDN was received on September 14, 2010.  The difference in the currency conversion, approximately $700 USD, will be added on to the first anniversary payment due on October 15, 2010.  A copy of the aforementioned amendment has been filed as Exhibit 10.62 to accompany our disclosure.

When asked for an accounting of expenditures to date, the CFO of Silver Quest, Mr. Chris Mitchell, responded via email on September 14, 2010 as follows:

From: Chris Mitchell <cmitchell@canterraminerals.com>
To: Perry Leopold <p@northbayresources.com>
Date: Tue, 14 Sep 2010 12:16:21 -0600
Subject: RE: Amendment to agreement

Hi, Perry.  The funds were wired yesterday afternoon.  Sometimes it can take up to 48 hours, so they should hit your account either later today, or some time Wednesday.

Expenditures on the Fawn & Buck claims thus far this year have been insignificant.  As you know, because of their location, the snow cover doesn't go until late May or early June, so any sort of geological prospecting, soil sampling and mapping can't get done until mid June at the earliest.  This year, since our big push was a $2 million drilling program on the Capoose claims (to which the Fawn & Buck are contiguous), all of our geologic work was done on those claims in June and July.  We then had to stop the drilling program with only about two-thirds of the work completed, as our crews were ordered by the Forest Service to evacuate because of a huge uncontained forest fire (which is still burning, by the way, although it has shifted direction and consequently is currently no longer threatening the Capoose area).

Silver Quest's field personnel and the drilling contractor are being mobilized back to Capoose now, and will probably be working until adverse weather conditions force us to suspend operations for the winter.  My guess is that there isn't going to be much if any time available to do anything on the Fawn & Buck claims this year, which was the rationale behind getting your agreement to a one year postponement of the work commitment, so that we can get that work done during the 2011 field season.

Please note that Mr. Mitchell has given his consent to divulge the contents of his email to the Commission.

2.
In your response to prior comment 4, in regard to fees to maintain your claims you disclose that "BC regulations . . . allow for payments of as little as one day at a time," and that you can better manage cash flow by renewing for example, for only two weeks, then another few weeks, and so on, as opposed to the requirement to pay maintenance fees for an entire anniversary year upon expiration. Please clarify the British Columbia regulations that permit such a system of renewal.

RESPONSE: We direct the Commission to Section 11 of the British Columbia Mineral Titles Act, which states that the amount due on a claim must be prorated on a daily basis, as follows::

           Expiry date change
11	(1) A recorded holder may move the existing expiry date of a claim forward to a different expiry date by registering an expiry date change, paying the prescribed fee, and
(a) registering a statement of exploration and development showing at least the amount of exploration and development required under section 8 to maintain the claim to the new expiry date, or
(b) paying cash instead of exploration and development, in the amount required under section 10, to maintain the claim until the new expiry date.
(2)  For the purposes of this section, the amount of exploration and development required under section 8 or the amount required under section 10 must be prorated on a daily basis.
(3)  If credits from a portable assessment credit account are chosen, section 9 (3) applies.

A link to the statute is at http://www.bclaws.ca/EPLibraries/bclaws_new/document/ID/freeside/11_529_2004#section11

For further verification and clarification, the Commission may contact:

Chris Kositsin
Manager, Mineral Titles Registry
Mineral Titles Branch
Titles and Offshore Division
PO Box 9326 Stn Prov Govt
Victoria BC  V8W 9N3
Phone: (250) 952-0563
Fax: (250) 952-0541

Or

Andrew Upper
Acting Director
Mineral Titles Branch
Phone: 604-660-2812

3.
We note your disclosure on page 31 that on July 28, 2010 you executed an agreement with ACG Consulting, LLC intending to establish a new economic Regional Center under the EB-5 Visa program as administered by the United States Citizenship and Immigration Services (USCIS). Please address the following:

•    Please clarify the industries you intend this proposed Regional Center will operate. At present you disclose in the agreement that the proposed project is to acquire and operate the Ruby Mine, a placer drift mine located in Sierra County, California, However, it is not clear if this is the only operation that you intend the Regional Center to operate.

•    Please disclose the timeline you anticipate ACG filing the application with the USCIS seeking approval.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 4 and 26.

At the present time, mining is the only industry upon which our proposed Regional Center is expected to be established initially.  Our prospective acquisition of the Ruby Mine, when completed, will be the initial project upon which the Regional Center is expected to be established.  No other projects are currently being planned. This is our primary focus at this time, and all other prospective projects or industries are theoretical and not yet determined.  As well, all prospective projects and industries to be included within the Regional Center are contingent on the approval of USCIS.  Any discussion of other projects and specific industries other than mining is therefore premature, and we have deleted the reference to “projects unrelated to mining” in our disclosure.

We expect the Regional Center application to USCIS to be filed before the end of October.

4.
We note that the formation of a proposed Regional Center will require you to incur, or reimburse ACG, for various expenses. Please include a discussion of this arrangement in the prospectus summary. For the expenses that you intend to reimburse ACG, i.e., the $50,000 for the initial expenses, and also for your share of the initial marketing expenses, or $110,000, you appear that you can repay these expenses in cash or by issuance of convertible debentures to ACG.  Please disclose how you plan to obtain cash in these amounts, or alternatively, address the dilution to investors in the resale offering that could result by the issuance of convertible debentures.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 4 and 26.

With regard to any convertible debenture issued to pay the $50,000 due to ACG upon filing of the Regional Center application with USCIS, there is no discount on conversion, such that the number of shares issued shall be determined by dividing $50,000 by the market price of our shares on the day of conversion.  In the event the Company does issue a convertible debenture, we expect it to be dilutive to shareholders, the extent of which will be determined by the market price of our shares on the day of conversion.

Until ACG actually files the Regional Center application with USCIS, the Company has no obligation whatsoever, whether it be in cash or convertible debenture.  While we fully expect ACG to follow through and file the Regional Center application with USCIS, it is premature to make any forward-looking statements in our disclosures until it is known whether any payment will in fact be required.

With regard to the $110,000 reimbursement to ACG, it states in our disclosure that this sum comes due upon receipt by the Company of the first $500,000 in EB-5 funding.  If no funding is received, the Company therefore has no obligation to pay anything beyond the initial $50,000 upon the filing of the Regional Center application with USCIS previously discussed. The Company will await guidance from USCIS after the Regional Center is established as to whether marketing costs incurred to secure funds through the EB-5 program can be recouped from EB-5 funds subsequently received.  Alternatively, if the Company has not generated enough revenue from claim sales and joint-ventures to cover these costs, we believe we can rely on our equity credit line established by way of our Securities Purchase Agreement with Tangiers, LP to cover these expenses once our S-1 registration statement is made effective by the SEC.

5.
We note your response to prior comment nine. However, it appears the asset you have acquired in the form of your mineral claim gives you a legal right to the underlying mineral deposits and excludes others from a similar right, regardless of the additional governmental permits that must be obtained before you commence mining activities. In addition, we note various disclosures throughout your document that indicate your rights "allow [you] to use the surface of a claim for mining and exploration activities" and that you have the ability to extract materials for bulk sampling. Therefore, we continue to believe it is appropriate for you to revise your accounting policy to capitalize the acquisition costs you incur at the time you acquire a legal right to mineral deposits as an asset pursuant to ASC 805-20-55-37 (formerly within the guidance of EITF 04-2). If you believe the acquisition costs of the mineral rights you have acquired since your inception are not material to your financial statements taken as a whole, please provide a materiality analysis to support your position.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above, and have removed all references to bulk sampling. Please see pages 2, 12, 27, and 80.

We are in agreement with the Commission that our mineral claims should have been capitalized, and have revised our policy accordingly.  In hindsight, had we capitalized them and then performed impairment analysis according to FAS 144 and EITF 04-3, these assets would have each been evaluated as impaired.  As we have not acquired any new properties in the current periods presented, any capitalization and impairment would only impact the classification of our accumulated expenses and loss since inception, and not our financial statements for the current periods presented. We have revised our policy on pages 82, 103, and 121 of our disclosure with the following policy statement:

Mineral Property Costs

Mineral property acquisition costs are capitalized in accordance with EITF 04-2. Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. To date the Company has not established any reserves on its mineral properties.

The Company reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the review indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Exhibit 23.1

6.	Please have your auditor revise their consent for the latest filing on Form S-l. In this regard, the auditor has consented to inclusion of their report in Amendment 3 to Form S-l.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see Exhibit 23.1.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (561) 488-7623
Christopher K. Davies, Esq.